Exhibit 21

Subsidiaries of HWH International Inc.

Alset Robot Inc.	Nevada
Hapi Robot Inc.	Nevada
Health Wealth Happiness Pte. Ltd.	Singapore
LEH Insurance Group, LLC	Texas
Hapi iRobot Pte. Ltd.	Singapore
Hapi Cafe Inc.	Texas
Hapi Cafe Korea Inc.	Republic of Korea
Hapi Cafe SG Pte. Ltd.	Singapore
Alset F&B Holdings Pte. Ltd.	Singapore
Ketomei Pte. Ltd.	Singapore
Hapi Wealth Builder Limited	Hong Kong